**Clean Bite, LLC, Licensor of the U.S. Patent Protected Clean Bite™ Offers the Sale of Equity under the SEC's Regulation CF**

For additional contact:

▶ John H. Gallagher, Jr.

▶ Managing Director

▶ investment@CleanBiteTM.com

▶ Phone | 610.520.9941

▶ Clean Bite, LLC

▶ Haverford, PA 19041

▶ U.S.A.

▶ www.CleanBiteTM.com



clean bite

"A revolution in oral hygiene"

# THE NEED TO IMPROVE ORAL HEALTH

*"Dental caries (tooth decay) remains the most prevalent chronic disease in both children and adults, even though it is largely preventable."[1]*

Prevalence

42% of children 2 to 11 have had dental caries in their primary teeth.

Unmet needs

23% of children 2 to 11 have untreated dental caries.

Severity

Children 2 to 11 have an average of 1.6 decayed primary teeth and 3.6 decayed primary surfaces.

Black and Hispanic subgroups and those with lower incomes have more severe decay in primary teeth.

Black and Hispanic subgroups and those with lower incomes have more untreated primary teeth.

Source:

http://www.nidcr.nih.gov/DataStatistics/FindDataByTopic/DentalCaries/DentalCariesChildren2to11.htm

**The issue of caries is only one precursor that indicates oral health, and subsequently the overall general health of the entire U.S. Population. In the era of uncertain government insurance initiatives, prevention will be the primary method of cost containment. Oral Health will gain more prominence with its linkage to systemic diseases is brought to light.**

# THE NEED TO IMPROVE ORAL HEALTH

*(cont.)*

**PERCENTAGE OF THE TOTAL STUDENT POPULATION ON GOVERNMENT LUNCH PROGRAMS**



California
16%
Texas
10%
New York
7%
Florida
6%
Illinois
5%
Georgia
4%
Ohio
3%
Michigan
3%
Pennsylvania
3%
North Carolina
3%
Other States
40%


**APPROXIMATELY 31 MILLION RECIPIENTS OUT OF 52.5 MILLION STUDENTS**

*Source: Centers for Disease Control and Prevention, Division of Oral Health, State-by-State Reports*

21

# THE MARKETS

- Percentage of the total STUDENT POPULATION on government meal programs - approximately 31 MILLION RECIPIENTS OUT OF 52.5 MILLION STUDENTS
  *Source: centers for disease control and prevention, division of oral health, state-by-state report (2008)*

- Students receiving meals at school (7.7B in 2008 with significant increases to date)

- The PHYSICALLY IMPAIRED and patients under both managed and nursing care

- MILITARY, in theater and in hospital

- TRAVELERS, airline passengers, truckers, campers, anyone without access to traditional brushing

- HOSPITALS, nursing homes and managed care

- Incarcerated INMATES (reducing threat of contraband while improving oral hygiene)

- DISASTER RELIEF for dislocated victims and/or REFUGEES

- Convenience buyers purchasing from retail stores and locations like Starbucks

- Secondary use as a Delivery System for various APIs e.g., vitamins, medications, therapeutics and microencapsulated vaccines for populations in developing nations

# BUSINESS MODEL

The primary market is U.S. Dental hygiene

Dental Hygiene
Nutrients
Vaccines
Therapeutics
United States
Central America
South America
Africa
China
India
Southeast Asia
Primary markets currently targeted: school, military, and general population
Secondary markets – not yet taken into account

Clean Bite, LLC has obtained the sole Licensing Rights to the U.S. Patented Clean Bite™, and will operate as a "Manufcaturing Franchisor" providing turnkey franchisees with: Sub-Licensing, Manufacturing, and Packaging Equipment, and Pre-Mixed Material, Independent and Network Sales.

# BUSINESS MODEL (cont.)

AS A FRANCHISOR, CLEAN BITE, LLC WILL RECEIVE REVENUE STREAMS FROM SUB-LICENSING FEES, SALE OF EQUIPMENT, PRE-MIXED MATERIALS, AND ROYALTIES. THE GLOBAL ROLLOUT OF CLEAN BITE™ TO FRANCHISEES, WILL PROVIDE THE OPPORTUNITY TO MANUFACTURE AND DISTRIBUTE ON A REGIONAL BASIS IN COUNTRIES AROUND THE WORLD

| Estimated Projected Markets | Populations | Penetration Factors 2027 |
|---|---|---|
| Schools: i.e. USDA funded meals served at school for "at risk children" | 7,700,000,000 | 25.0% |
| Military / FEMA / Disaster Relief | 75,000,000 | 100.0% |
| Travelers (Domestic Carriers) | 280,000,000 | 6.8% |
| Gen. Pub. (Domestic Pop.@ 320 MM x 1 x 365) | 116,800,000,000 | 1.7% |
| Prisons (2.2M @ 2 x 365) | 1,606,000,000 | 3.7% |
| Hospitals (592K @ 2x 365) | 432,160,000 | 9.4% |
| International Oral Hygiene (5B x 1 x 365) | 1,825,000,000,000 | 0.005% |
| International OH & Del. System (2B x 1 x 365) | 730,000,000,000 | 0.085% |
| **Totals** | **2,681,893,160,000** | **9,032,185,040** |

N.B.: Overall penetration as illustrated @ 10 Years = .3368%

# COMPETITIVE ADVANTAGES

THE PRIMARY ADVANTAGE IS U.S. PATENT 8,292,624

**Other Clean Bite™ Advantages:**

- A "foodstuff" composition of collagen and GRAS materials that can be completely ingested
- Biodegradable
- Shaped like a mouth piece, that has ≈ 800 +/- bristles, that comfortably configures to the bite
- Provides 100% contact with all of the exposed surfaces of the teeth
- All of the bristles on the vertical bite channel walls meet the gingival margin at 45°
- Four separate reservoirs of dentifrice available in different flavors, all containing Xylitol
- A 60 – 90 second utility period in which to brush the teeth, gingival margin and the tongue
- Upon the completion of the utility period continued chewing of the Clean Bite™ dissolves it entirely
- A port in the front of the Clean Bite™ enables breathing in the event of congestion
- Competitive pricing for government sales at ($.33 - $.35 / unit) and retail sales at (market pricing)
- And there is still more …

# COMPETITIVE ALTERNATIVES

## NO OTHER PRODUCT HAS THE ATTRIBUTES OF CLEAN BITE™

*These are some of the better known products NONE of which are ingestible or biodegradable.*

There are multiple products marketed as disposable toothbrushes for travelers:

- Colgate Wisp™, introduced in 1st Q 09, sold in packages of four at a cost of $2.39
- Smilesaver® is a disposable toothbrush with toothpaste that sells for ≈ $1.00 online (plus S/H)
- The Fuzzy Brush™ is a plastic item with bristles that is sold in vending machines at airports and rail stations throughout Europe for 1€ (about $1.23 as Jan. 2018 )


Colgate
Wisp
Max
Fresh





# TRACTION AND PROJECTIONS

As a result of initial equity funding these are a few of the milestones that DCB, LLC had accomplished prior to Clean Bite, LLC acquiring sole rights to its Patent, Trademark, and all related IP.

<u>SOME MILESTONES:</u>

- U. S. Patent 8,292,624
- Design and Material formulation
- Strategic partnerships:
  - **Kodak** – Abandoned due to Chapter 11 protection
  - **Eastman Gelatine Corporation** – Abandoned due to Kodak's sale of assets
  - **Creighton University School of Dentistry**
  - **The University of Maryland Dental School**
- Bilateral support of a NIH grant application by Members of the U. S. House of Representatives and the U.S. Senate
- Prototype
- Automated manufacturing equipment for sample iterations
- Valuation developed aided by Wharton SBDC at the University of Pennsylvania
- Cited as a top innovative product by Forbes online and CircleUp
- Recognized and reviewed in various dental industry publications

# MANAGEMENT TEAM of CLEAN BITE, LLC, AND DENT-CHEW BRUSH, LLC MEMBER CRIDENTIALS

**DAY TO DAY:**

- John H. Gallagher, Jr., Managing Director, Inventor and Founder of Clean Bite, LLC

- Roman Bielski, Ph. D., Co-Inventor and Clean Bite, LLC Member

- D. Craig Callaghan, Esq. is In-house General Council and Clean Bite, LLC Member

- Thomas Holder, MA, Manufacturing Equipment Design (CAD) and Clean Bite, LLC

- N.B., John Gallagher, Roman Bielski and Thomas Holder are also Dent-Chew Brush, LLC Members

**MEMBER CRIDENTIALS OF OUR DENT-CHEW BRUSH, LLC AFFILIATE :**

- Gallagher has brought together a membership comprised of five retired "C" Executives of ARAMARK corporation, four doctoral degree members that include, a Ph.D. (Organic chemistry), a, D.M.D., a Pharm. D. and a JD, LL.M, plus one RADM, USN (RET), one CMDR, USN (RET), one CPA and one MA in industrial arts.



# CLEAN BITE™

IT IS SAID THAT A PICTURE SPEAKS A THOUSAND WORDS. FIND OUT MORE THAT'S BEEN SAID AT:

www.CleanBiteTM.com/media



*N.B.: For CAD illustrations, diagrams and video see the website:*
*www.CleanBiteTM.com/media*

# FUNDING NEEDS

Clean Bite, LLC will solicit Equity Funding under SEC's Regulation Crowdfunding, utilizing NetCapital.com as its portal. NetCapital Funding Portal, Inc. is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

Regulation crowdfunding may be utilized by clean bite, LLC to solicit equity funding over the next twenty-four months. As such, clean bite, LLC may solicit funding from both accredited, and non-accredited investors. The seed funding campaign has a goal of $10,000, permitting an oversubscription of up to an inclusive amount of $1,070,000.00 running through the designated subscription period.

This seed round funding campaign coupled with the oversubscription, raising an inclusive amount up to $1,070,000 will be offering equity based on a total valuation of $8,000,000. The total valuation is made up of 1,000,000 units, each valued at $8.00. An additional 133,750 units will be offered in bundles of ten units and referred to as an equity pack, having a value of $80.00 each. Unaccredited investors are constrained in their purchase only to the extent of parameters set forth by the SEC and embodied in regulation crowdfunding.

N.B. See: NetCapital.com and the Clean Bite, LLC Business Plan posted on line for complete details



# FUNDING NEEDS

*(Cont.)*

**When the Seed funding campaign is concluded having raised an amount of equity funding, but less than the maximum amount permitted by Regulation CF in that 12-month period, then a second funding campaign designated as Series "A" may commence within the same 12-month period begun on the inception date of the Seed funding campaign, with the objective to raise the maximum amount of funding permitted by Regulation CF within the calendar year.**

**During the period of the 13th and the 18th month, additional Series "B", as may be needed, may be sought to the maximum amount of $1,070,000 prior to the end of the 24th month closing the two-year Equity Funding period.**

**Beginning with the second funding campaign Clean Bite, LLC will have a goal of $107,000, and may permit an oversubscription of up to an inclusive amount of $1,070,000 through the designated campaign period. Clean Bite, LLC will likely offer equity at a higher valuation. Based on 1,133,750 Units, it is anticipated that the Series "B", that may take place in the second calendar year, and will increase in value, based on the achievement of projected milestones raising Clean Bite, LLC's valuation. Increasing the Equity Pack, again comprised of ten Units to be of a greater value.**





clean bite

"A revolution in oral hygiene"

# SUMMARY

**Clean Bite, LLC:**
John H. Gallagher, Jr.
Managing Director
jgallagher@CleanBiteTM.com
Phone | 610.520.9941

Clean Bite, LLC
Haverford, PA 19041
U. S. A.
www.CleanBiteTM.com

